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                           August 2, 2023

       Trung Pham
       Chief Executive Officer
       RYSE Inc.
       20 Camden St.
       Toronto, Ontario
       M5V 1V1

                                                        Re: RYSE Inc.
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed July 27, 2023
                                                            File No. 024-11879

       Dear Trung Pham:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Jeanne Campanelli